NON-EXCLUSIVE LICENSE

Patent/Pub No.	App. No.	Country	Title	Status	File Date	Pub/Issue Date
7,580,858	11/677242	US	Advertising Revenue Sharing	Granted	2/21/2007	8/21/2008
7,730,083	11/930,422	US	Method of Using a Code to Track User Access to Content	Granted	10/31/2007	6/1/2010
7,941,345	11/930,139	US	Method of Presenting Contents based on a common Relationship	Granted	10/31/2007	5/10/2011
7,971,198	11/160,099	US	Method for Global Resource Sharing Having Logically Linked Means and Integrated Functionality for Building Solutions	Granted	6/8/2005	6/28/2011
7,987,139	12/817755	US	Advertising Revenue Sharing	Granted	6/17/2010	10/7/2010
8,037,091	12/772,009	US	Method of Using a Code to Track User Access to Content	Granted	4/30/2010	10/11/2011
8,065,386	11/930,003	US	Method of Identifying and Including Related Content in a Requested Web Page	Granted	10/30/2007	11/22/2011
8,140,384	13/157,291	US	Advertising Revenue Sharing	Granted	6/9/2011	3/20/2011
8,280,967	12/751,522	US	Virtual email method for preventing delivery of unsolicited and undesired electronic messages	Granted	3/31/2010	10/2/2012
8,307,047	11/930,044	US	Method of a First Host of First content retrieving second content	Granted	10/30/2007	2/28/2008

			from a second host and presenting both contents to a user			
8,402,163	12/834,103	US	Target Advertising to a specific user offered through an intermediary internet service provider, server or wireless network	Granted	7/12/2010	3/19/2013
8,635,102	13/372,267	US	Assigning an Internet domain to a user as the user registers with a server	Granted	2/13/2012	6/21/2012
8,811,606	12/903,542	US	Asymmetric cryptography using shadow numbers	Granted	10/13/2010	8/19/2014
8,838,718	13/594,796	US	Virtual email method for preventing delivery of undesired electronic messages	Granted	8/25/2012	9/16/2014
9,460,459	11/932,774	US	Method of plug-in content hosting	Granted	10/31/2007	10/04/2016
9,589,273	13/226,301	US	Method of three-level hosting infrastructure	Granted	9/6/2011	3/7/2017
20030120560	10/029,073	US	Method of creating and maintaining worldwide e-commerce	Abandoned	12/20/2001	6/26/2003
20110225243	13/111,871	US	Method for Global Resource Sharing Having Logically Linked Means and Integrated Functionality for Building Solutions	Abandoned	5/19/2011	9/15/2011
20100202606	12/762,327	US	Two strings private key (symmetric) encryption and decryption method	Abandoned	4/17/2010	8/12/2010